CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-257363 on Form F-10 and to the use our report dated November 29, 2020 relating to the financial statements of Organigram Holdings Inc. (the "Company") appearing in this Annual Report on Form 40-F of the Company for the fiscal year ended August 31, 2021.

/s/ Deloitte LLP

Chartered Professional Accountants

Moncton, Canada

November 22, 2021